UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)*

Agile Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

00847L100
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00847L100	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,171,831
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,171,831
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,171,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00847L100	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,171,831
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,171,831
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,171,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00847L100	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,171,831
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,171,831
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,171,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00847L100	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,171,831
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,171,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,171,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00847L100	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,171,831
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,171,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,171,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00847L100	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,171,831
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,171,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,171,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00847L100	SCHEDULE 13D	Page 8 of 15

Item 1.	Security and Issuer.

This Schedule 13D (this “13D”) is filed with respect to the Common Stock, $0.0001 par value (the “Shares”), of Agile Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 101 Poor Farm Road, Princeton, New Jersey 08540.

Item 2.	Identity and Background.

(a)           This Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)         Aisling Capital III, LP (“Aisling”);

(ii)        Aisling Capital Partners III, LP (“Aisling Partners”), the general partner of Aisling;

(iii)       Aisling Capital Partners III LLC (“Aisling Partners GP”), the general partner of Aisling Partners;

(v)        Mr. Dennis Purcell, a managing member of Aisling Partners GP;

(vi)       Mr. Steven Elms, a managing member of Aisling Partners GP; and

(vi)       Mr. Andrew Schiff, a managing member of Aisling Partners GP (together with Messrs. Purcell and Elms, the “Managers”).

(b)           The principal business address for each of the Reporting Persons is 888 Seventh Avenue, 30th Floor, New York, New York 10106.

(c)           Aisling was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Aisling Partners is the general partner of Aisling and was formed to act as the general partner of Aisling, to make investments through Aisling and to fulfill such other purposes as may be determined by Aisling from time to time. Aisling Partners GP is the general partner of Aisling Partners and was formed to act as the general partner of Aisling Partners. The principal occupation of each of Messrs. Purcell, Elms and Schiff are as the Managers of Aisling Partners GP. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Act, Aisling Partners, Aisling GP, Messrs. Elms, Purcell and Schiff each may be deemed to be a beneficial owner of the Common Stock held for the account of Aisling.

CUSIP No. 00847L100	SCHEDULE 13D	Page 9 of 15

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Aisling and Aisling Partners is a Delaware limited partnership. Aisling Partners GP is a Delaware limited liability company. Each of Steven Elms, Dennis Purcell and Andrew Schiff is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 2,171,831 shares of Common Stock, consisting of (i) 838,498 shares of Common Stock issued upon the conversion of (x) 566,667 shares of Series C Preferred Stock of the Issuer into 793,334 shares of Common Stock and (y) subordinated promissory notes of the Issuer into 45,164 shares of Common Stock at the closing of the Issuer’s initial public offering of Common Stock (“IPO”) on May 22, 2014 (the conversion of the Series C Preferred Stock and the promissory notes collectively referred to herein as, the “Conversion”) and (ii) 1,333,333 shares of Common Stock, which were acquired on May 23, 2014 in the IPO at a price of $6.00 per share. The source of the purchase price for the Common Stock was capital contributions from the partners of Aisling. No borrowed funds were used in the purchase of the Common Stock.

Item 4.	Purpose of Transaction.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)–(j) of Schedule 13D.

CUSIP No. 00847L100	SCHEDULE 13D	Page 10 of 15

Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Common Stock or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Common Stock that the Reporting Persons now own or may hereafter acquire, to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer, including Mr. Schiff, who is a director of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 18,592,059 shares of the Issuer’s Common Stock issued and outstanding following the IPO, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2014. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 2,171,831 shares of Common Stock, constituting approximately 11.7% of the outstanding shares of Common Stock.

CUSIP No. 00847L100	SCHEDULE 13D	Page 11 of 15

(b)           (i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 2,171,831 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 2,171,831 shares of Common Stock beneficially owned by the Reporting Persons.

(c)           On May 22, Aisling acquired 838,498 shares of Common Stock issued upon the Conversion. On May 23, Aisling acquired 1,333,333 shares of Common Stock in the IPO at a price of $6.00 per share.

(d)           The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the IPO, Aisling entered into a lock-up agreement (the “Lock-up Agreement”), with RBC Capital Markets, LLC and William Blair & Company, L.L.C., as representatives of the underwriters, and agreed, subject to certain exceptions, that (i) for a period of 180 days from the date of the IPO, in relation to the 838,498 shares of Common Stock held by it at the time of the IPO, and (ii) for a period of 90 days from the date of the IPO, in relation to the 1,333,333 shares of Common Stock purchased in the IPO, it will not directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), grant any option, right or warrant to purchase, pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Act, lend or otherwise dispose of any shares of Common Stock, options, rights or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently owned either of record or beneficially (as defined in Rule 13d-3 under the Act) by Aisling, including, without limitation, entering into any swap or other arrangement that transfers, in whole or in part, the economic consequences of the ownership of Common Stock or publicly announce an intention to do any of the

CUSIP No. 00847L100	SCHEDULE 13D	Page 12 of 15

foregoing during the relevant period indicated in (i) or (ii), as applicable, except with the prior written consent of the representatives of the underwriters. Such restrictions do not apply, subject to certain conditions, to transactions relating to (i) transfers of Common Stock as a bona fide gift, by will or intestacy, (ii) distributions to limited partners, members or stockholders of Aisling or to Aisling’s affiliates or to any investment fund or other entity controlled or managed by Aisling, (iii) transfers of Common Stock to a charity or educational institution, (iv) transfers pursuant to an order of a court or regulatory agency or (v) transfer pursuant to a bona fide third-party tender offer for securities of the Issuer that would, if consummated, result in not less than a majority of the outstanding voting securities of the Issuer being disposed in such transaction or pursuant to any other transaction, including, without limitation, a merger, consolidation or other business combination, resulting in not less than a majority of the outstanding voting securities of the Issuer being disposed in such transaction.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the actual terms of the Lock-up Agreement, which is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Pursuant to the Fifth Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated as of July 18, 2012, by and among the Issuer and the parties listed therein, as modified by the Amendment to Registration Rights Agreement, dated as of May 5, 2014, by and among the Issuer and the parties listed therein including Aisling (the “Holders”), Aisling is entitled to require the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”), any shares of Common Stock held by it which were acquired pursuant to the Conversion and any shares of Common Stock purchased by it (the “Registrable Securities”). Subject to limitations specified in the Registration Rights Agreement, these registration rights include: two demand registration rights that the Holders may exercise no sooner than 180 days after the IPO if a certain percentage of the Holders request registration of shares of Common Stock with an aggregate offering price of $10 million, subject to the discretion of the Issuer’s board of directors to delay the registration in specified circumstance; an unlimited number of piggyback registration rights that will require the Issuer to register the Holders’ shares of Common Stock whenever the Issuer registers Common Stock (with certain limited exceptions), subject to the discretion of the managing underwriter of the offering to decrease the amount that Holders may register; and an unlimited number of rights (up to two per twelve-month period) to require the Issuer to register sales of

CUSIP No. 00847L100	SCHEDULE 13D	Page 13 of 15

Common Stock on Form S-3, which the Holders may exercise if a certain percentage of Holders request registration in connection with an aggregate offering of at least $5 million, following the time that the Issuer first qualifies for the use of this form of registration with the SEC, subject to the discretion of the Issuer’s board of directors to delay the registration in specified circumstances. The Issuer will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions. These registration rights will terminate as to the Reporting Person’s Registrable Securities when (i) a registration statement covering such Registrable Security has been declared effective by the SEC and such Registrable Securities have been disposed of pursuant to such effective registration statement or (ii) (x) such Registrable Securities have been sold through a broker, dealer or market maker in compliance with Rule 144 under the Securities Act (or any similar rule then in force), (y) such Registrable Securities have become eligible for resale pursuant to Rule 144(b)(1) under the Securities Act or (z) any certificate evidencing such Registrable Securities to be transferred need not bear a restrictive legend.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the actual terms of the Registration Rights Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

On May 30, 2014, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Lock-Up Agreement dated March 17, 2014.

CUSIP No. 00847L100	SCHEDULE 13D	Page 14 of 15

Exhibit 2:
Fifth Amended and Restated Registration Rights Agreement, dated as of July 18, 2012, by and among the Issuer and the parties listed therein, as modified by the Amendment to Registration Rights Agreement, dated as of May 5, 2014, by and among the Issuer and the parties listed therein (incorporated herein by reference to Exhibit 4.2 to the Form S-1/A filed by the Issuer on May 9, 2014 (File No. 333-194621)).

Exhibit 3:	Joint Filing Agreement dated as of May 30, 2014, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 00847L100	SCHEDULE 13D	Page 15 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      May 30, 2014

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member

/s/ Steven Elms
Steven Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1

March 17, 2014

RBC Capital Markets, LLC
William Blair & Company, L.L.C.
      As Representatives of the Several Underwriters

c/o RBC Capital Markets LLC
3 World Financial Center
200 Vesey Street
New York, NY 10281-8098

and

c/o William Blair & Company, L.L.C.
222 West Adams Street
Chicago, IL 60606

Re:      Agile Therapeutics, Inc. (the “Company”)

Ladies and Gentlemen:

The undersigned is an owner of record or beneficially of certain shares of common stock of the Company (“Common Stock”) or securities convertible into or exchangeable or exercisable for Common Stock. The Company proposes to carry out a public offering of Common Stock (the “Offering”) for which you will act as the representatives (collectively, the “Representatives”) of the several underwriters named in Schedule I to the underwriting agreement (the “Underwriters”) to be entered into between the Underwriters and the Company with respect to the Offering (the “Underwriting Agreement”). The undersigned recognizes that the Offering will be of benefit to the undersigned and will benefit the Company by, among other things, raising additional capital for its operations.  The undersigned acknowledges that you and the other Underwriters are relying on the representations and agreements of the undersigned contained in this letter in carrying out the Offering and in entering into the Underwriting Agreement.

In consideration of the foregoing, the undersigned hereby agrees that the undersigned will not, (and will cause any spouse or immediate family member of the spouse or the undersigned living in the undersigned’s household not to), without the prior written consent of the Representatives (which consent may be withheld in their sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), grant any option, right or warrant to purchase, pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange

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Act of 1934, as amended (the “Exchange Act”), lend or otherwise dispose of any shares of Common Stock, options, rights or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned (or such spouse or family member) (collectively, the “Lock-Up Securities”), including, without limitation, entering into any swap or other arrangement that transfers, in whole or in part, the economic consequences of the ownership of Common Stock or publicly announce an intention to do any of the foregoing, for a period commencing on the date hereof and continuing through the close of trading on the date 180 days after the date of the final prospectus relating to the Offering (the “Initial Restricted Period”). In addition, the undersigned agrees that, without the prior written consent of the Representatives (which consent may be withheld in their sole discretion), it will not, during the Initial Restricted Period, make any demand for or exercise any right with respect to, the registration of any Lock-Up Securities, except if such demand or exercise of registration rights does not require or permit any public filing or other public disclosure to be made in connection therewith prior to the expiration of the Initial Restricted Period. For the avoidance of doubt, the undersigned agrees that the foregoing provisions shall be equally applicable to any shares the undersigned may purchase in the Offering, provided that the Initial Restricted Period with respect to such Lock-Up Securities purchased in the Offering shall expire on the date 90 days after the date of the final prospectus relating to the Offering.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Lock-Up Securities without the prior written consent of the Representatives in connection with (a) transactions relating to Lock-Up Securities acquired in open market transactions after the completion of the Offering; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Lock-Up Securities acquired in such open market transactions; (b) transfers of Lock-Up Securities as a bona fide gift, by will or intestacy or to a family member or trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or a family member (for purposes of this agreement, “family member” means any relationship by blood, marriage or adoption, not more remote than first cousin); (c) transfers of Lock-Up Securities to a charity or educational institution; (d) if the undersigned, directly or indirectly, controls a corporation, partnership, limited liability company or other business entity, any transfers of Lock-Up Securities to any shareholder, partner or member of, or owner of similar equity interests in, the undersigned, as the case may be; (e) to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned; (f) transfers of Lock-Up Securities to the Company for the purpose of satisfying tax withholding obligations upon the vesting of equity incentive awards granted under a stock incentive plan or stock purchase plan of the Company existing as of the date hereof and described in the Prospectus; (g) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a) through (f) above; or (h) pursuant to an order of a court or regulatory agency, provided that the transferee shall sign and deliver to the Representatives a lock up agreement substantially in the form of this agreement; provided further that, in the case of any transfer pursuant to the foregoing

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clauses (b), (c), (d), (e), (f) or (g), (i) any such transfer shall not involve a disposition for value, (ii) each transferee shall sign and deliver to the Representatives a lock up agreement substantially in the form of this agreement and (iii) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made. Furthermore, the restrictions contained herein shall not apply to any transfers, sales, tenders or other dispositions of any of the undersigned’s shares of Common Stock occurring after the consummation of the Offering, pursuant to a bona fide third-party tender offer for securities of the Company that would, if consummated, result in not less than a majority of the outstanding voting securities of the Company being disposed in such transaction or pursuant to any other transaction, including, without limitation, a merger, consolidation or other business combination, resulting in not less than a majority of the outstanding voting securities of the Company being disposed in such transaction (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of any of the undersigned’s shares of Common Stock in connection with any such transaction or to vote any of the undersigned’s shares of Common Stock in favor of any such transaction); provided that, if such tender offer or other transaction is not completed, any of the undersigned’s shares of Common Stock subject to this agreement shall remain subject to the restrictions contained in this agreement.

If the undersigned is an officer or director of the Company and if the Representatives determine in their sole discretion to consent to a requested release or waiver of the foregoing restrictions in connection with a transfer of Common Stock, (i) as required by FINRA, the Representatives intend to notify the Company of the impending release or waiver at least three business days before the effective date of such release or waiver, and (ii) the Company (in accordance with the provisions of the Underwriting Agreement) will announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if both (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter agreement that are applicable to the transferor to the extent and for the duration that such terms remain in effect at the time of the transfer.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Common Stock held by the undersigned except in compliance with the foregoing restrictions, and any duly appointed transfer agent and registrar for the registration or transfer of the Common Stock described herein is hereby authorized to decline to make any transfer of such Common Stock if such transfer would constitute a violation or breach of this agreement.

No provision in this agreement shall be deemed to restrict or prohibit the exercise, exchange or conversion by the undersigned of any securities exercisable or exchangeable for or convertible into shares of Common Stock, as applicable; provided that (i) no filing under

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Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of Common Stock shall be required or shall be voluntarily made and (ii) the undersigned does not transfer the shares of Common Stock acquired on such exercise, exchange or conversion during the Initial Restricted Period, unless otherwise permitted pursuant to the terms of this agreement. In addition, no provision herein shall be deemed to restrict or prohibit the entry into or modification of a so-called “10b5-1” plan at any time (other than the entry into or modification of such a plan in such a manner as to cause the sale of any Lock-Up Securities within the Initial Restricted Period); provided that the entry into or modification of such plan is not publicly disclosed, including without limitation, in any filing under the Exchange Act, during the Initial Restricted Period.

With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act of any Common Stock owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering.

In the event that the Representatives consent to a release relating to a prohibition on transfer under a lock-up agreement entered into in connection with the Offering by IGC Fund VI, L.P., Investor Growth Capital Limited, Investor Group, L.P., Aisling Capital II, LP, Care Capital Investments III LP, Care Capital Offshore Investments III LP, Proquest Investments III, L.P., Proquest Investments IV, L.P., Kaiser Permanente Ventures, LLC - Series A, Kaiser Permanente Ventures, LLC - Series B, The Permanente Federation LLC - Series J, or Novitas Capital II, L.P. (f/k/a PA Early Stage Partners, II, L.P.) (each a “Key Investor”), the same percentage of the total number of outstanding shares of Common Stock held by the undersigned (the “Pro-Rata Release”) as the percentage of the total number of outstanding shares of Common Stock held by such Key Investor that are the subject of such release shall be immediately and fully released on the same terms from any remaining prohibition on transfer set forth herein. The provisions of this paragraph will not apply: (1) if the release or waiver is effected solely to permit a transfer not involving a disposition for value or (2) the transferee has agreed in writing to be bound by the same terms described in this lock-up letter to the extent and for the duration that such terms remain in effect at the time of the transfer. Prior to the expiration of the Initial Restricted Period, in the event that, as a result of this paragraph, the undersigned becomes entitled to offer, pledge, sell, contract to sell, or otherwise dispose of any Common Stock (or any securities convertible into Common Stock), the Representatives shall use commercially reasonable efforts to provide notification of such to the undersigned within two business days thereof. The failure to give any such notice to the Company or the undersigned shall not give rise to any claim or liability against the Company or the Underwriters, including the Representatives.

The undersigned understands that, (i) if the Underwriting Agreement is not executed by September 30, 2014, (ii) if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to the initial closing date of the shares of Common Stock to be sold thereunder, (iii) the registration statement relating to the Offering is withdrawn by the Company, (iv) the Company notifies the Representatives that it does not intend to proceed with the Offering, or (v) prior to the consummation of the

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Offering, the undersigned has transferred shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock upon the completion of a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s securities involving a change of control of the Company, then the undersigned shall be released from all obligations under this agreement and this agreement shall be void and of no further force or effect.

[Remainder of page intentionally left blank.]

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This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned. This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

AISLING CAPITAL III, LP

By:	/s/ Lloyd Appel
Name: Lloyd Appel
Title: Chief Financial Officer

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EXHIBIT 3

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit (the “Schedule 13D”), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.

Date:      May 30, 2014

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member

/s/ Steven Elms
Steven Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff